                                    Filed by Chronimed Inc. pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                                 Subject Company: Chronimed Inc.
                                                 Commission File Number: 0-19952

This filing relates to a planned merger between MIM Corporation ("MIM") and Chronimed Inc. ("Chronimed"), pursuant to the terms of an Agreement and Plan of Merger, dated as of August 9, 2004 (the "Merger Agreement"), by and among MIM, Corvette Acquisition Corp. (a wholly owned subsidiary of MIM), and Chronimed. The Merger Agreement is on file with the U.S. Securities and Exchange Commission ("SEC") as an exhibit to the Current Report on Form 8-K, filed by Chronimed on August 9, 2004, and is incorporated by reference into this filing.

FORWARD LOOKING STATEMENTS

This communication may contain statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the intent, belief or current expectations of MIM and Chronimed and their respective directors and officers with respect to the future operating performance and ability to derive cost reductions, operating efficiencies and synergies. Investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. Important factors that could cause such differences are described in the periodic filings by MIM and Chronimed with the SEC.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the merger of MIM and Chronimed. In connection with the planned merger, a registration statement on Form S-4 was filed with the SEC on September 17, 2004. STOCKHOLDERS OF MIM AND CHRONIMED ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The definitive joint proxy statement/prospectus will be mailed to stockholders of MIM and of Chronimed. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE DOCUMENTS FILED WITH THE SEC FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV, FROM MIM INVESTOR RELATIONS AT 100 CLEARBROOK ROAD, ELMSFORD, NY 10523, OR FROM CHRONIMED INVESTOR RELATIONS AT 10900 RED CIRCLE DRIVE, MINNETONKA, MN 55343.

PARTICIPANTS IN SOLICITATION

MIM, Chronimed and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of merger. Information concerning MIM's participants is set forth in the proxy statement, dated April 23, 2004, for MIM's 2004 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning Chronimed's participants is set forth in the proxy statement, dated October 7, 2003, for Chronimed's 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of MIM and Chronimed in the solicitation of proxies in respect of the merger is included in the registration statement and preliminary joint proxy statement/prospectus filed with the SEC and will be included in the definitive joint proxy statement/prospectus to be filed with the SEC.

                                    ********

                      [CHRONIMED STATSCRIPT PHARMACY LOGO]
                   Specialty Pharmacy. Speciality Solutions.




               CHRONIMED REPORTS FISCAL 2005 FIRST QUARTER RESULTS

                            MERGER WITH MIM ON TRACK


MINNEAPOLIS, OCTOBER 27, 2004 -- Chronimed Inc. (Nasdaq: CHMD) reported its fiscal 2005 first quarter results ended October 1, 2004. Total Company revenue was $142.6 million for the quarter, up $14.0 million or 11% from $128.6 million in the prior year's first quarter. Reported net income for the quarter was $1.2 million, or $0.09 per share. Excluding merger expenses and other income from a note receivable, adjusted net income in the current quarter was $1.5 million, or $0.12 per share. Reported net income for last year's first quarter was $2.0 million or $0.15 per share. Excluding a non-cash tax benefit from last year's first quarter, adjusted net income in last year's first quarter was $1.4 million, or $0.11 per share. A reconciliation of reported net income under generally accepted accounting principles (GAAP) to adjusted net income is addressed in the Question and Answer Section below in this earnings release.

Henry F. Blissenbach, Chronimed's Chairman and Chief Executive Officer commented, "Despite the challenges of the quarter, especially the recent reimbursement reductions, I am pleased with our ability to hold operating margins steady by continuing to leverage G&A expenses." Blissenbach continued, "Importantly, we had several positive developments during the quarter, including our selection as preferred provider of specialty medications for Innoviant, a pharmacy benefit manager, and our selection as exclusive distributor of HIV medications for a federally funded project with Health Resources and Services Administration (HRSA). Also, our StatScript specialty pharmacies continued to grow at an impressive same-store rate of 22% over last year."

The Company stated that its disease mix stayed relatively constant in the first quarter, while overall revenue grew 11% over the year ago quarter. Approximately 53% of this quarter's revenue is from HIV patients compared to 52% in the prior year quarter; 18% is from organ transplant compared to 19% in the prior year quarter; and other diseases contributed 29%, same as the prior year quarter. The HIV revenue grew 14%, slowed due to declines in Fuzeon prescriptions; organ transplant grew 7%, negatively impacted by Medicare price reductions; and remaining conditions grew 8%, driven by rheumatoid arthritis and multiple sclerosis drugs growing a combined 74%.

Gross profit dollars for the first quarter increased to $15.6 million from $15.2 million for the same period a year ago, despite a drop in the gross margin rate from 11.8% in the first quarter a year ago to 10.9% in this year's first quarter. The decline in the first quarter gross margin rate is primarily due to reductions in reimbursement from several payors.

Reported operating expenses for the quarter were $14.0 million, or 9.8% of revenue compared to the prior year's operating expenses of $13.0 million, or 10.1% of revenue. Excluding the $0.9 million in pre-tax merger expenses, operating expenses were essentially flat at $13.1 million, improving to 9.2% of revenue. The 90 basis point improvement in operating expenses as a percent of revenue (excluding merger expenses) comes from the leveraging of general and administrative expenses over increasing volumes.

10900 Red Circle Drive    Minnetonka, Minnesota  55343    952/979-3600      Fax:  952/979-3969       www.chronimed.com

October 27, 2004
Page 2



Other income for this year's first quarter included $0.3 million for the collection of a fully reserved note receivable, or $0.01 per share.

Mr. Blissenbach concluded, "We continue to take a hard look at our business and the actions required to improve revenue and margin performance going forward, particularly given the reimbursement pressures. We are also working closely with MIM Corporation to develop the strategies and integration plans for the new merged company, BioScrip(R). Now more than ever, I am convinced that our merger with MIM is necessary to create a stronger, more dynamic force in the marketplace."

QUESTION AND ANSWER SECTION

In addition to the information noted above, we are providing the following questions and answers regarding our business activities for the quarter:

1. Would you reconcile reported net income after tax under GAAP to adjusted net income after tax referred to in the earnings release?


                                                                         Three Months Ended
                                                 -------------------------------------------------------------
Dollars in thousands, except EPS                       October 1, 2004                 September 26, 2003
                                                 -------------------------------------------------------------
                                                  Net Income          EPS          Net Income          EPS
                                                  ----------          ---          ----------          ---
Reported under GAAP                               $    1,152       $    0.09       $    2,003        $   0.15

Merger expenses                                          546            0.04              -               -
Other income from note receivable                       (153)          (0.01)             -               -
Non-cash tax benefit                                      -              -               (597)          (0.04)

                                                  ----------       ----------      ----------        --------
As adjusted                                       $    1,545       $     0.12      $    1,406        $   0.11
                                                  ==========       ==========      ==========        ========


2. What are the specific revenue, gross margin, operating income and earnings impacts of the recent first quarter reimbursement reductions referred to in this earnings release?

     In the first quarter, we experienced reductions in reimbursement from Florida Medicaid effective July 2004, California Medicaid effective September 2004, and Aetna effective September 2004.

     The estimated impact of these recent first quarter reimbursement reductions on the three months ended October 1, 2004 was $600,000 and $0.03 per share. For the upcoming three months ending December 31, 2004, the Company will experience the full quarter impact of these reimbursement reductions, which is expected to be $1.2 million and $0.06 per share (an additional $600,000 and $0.03 per share against first quarter results).

October 27, 2004
Page 3


     We expect this impact to be partially offset by our recently announced contracts with Innoviant and HRSA, which we are estimating will contribute approximately $0.01 per share in the second quarter ending December 31, 2004 and increasing upon full implementation.

3. What financial guidance are you providing for Chronimed's upcoming second quarter ending December 2004?

     Based on the information provided in this release, we believe that our December second quarter revenue and earnings per share will be approximately $145 million and $0.10, respectively, excluding merger expenses. Also, the ultimate loss of the Aetna contract, the timing of which is uncertain, will put downward pressure on revenue and earnings in the future. We estimate this downward pressure to be approximately $25 million in revenue and $0.03 per share in the first full quarter in which we lose the Aetna business, which we anticipate will occur after June 2005.

4. What financial guidance are you providing for the proposed new combination of Chronimed and MIM, named BioScrip, for calendar 2005?

     As communicated in a previous press release, we anticipate that BioScrip will deliver calendar 2005 revenue of approximately $1.2 billion and calendar 2005 EBITDA of approximately $35 million, excluding restructuring charges, stock option expensing and other items.

CONFERENCE CALL INFORMATION

Chronimed invites interested parties to participate in the fourth quarter financial results conference call on Thursday, October 28, 2004, 10:00 a.m. EDT. To participate in the conference call, dial 415-908-6244 at least five to ten minutes prior to the scheduled time, and follow the operator's instructions. The conference call will also be webcast live over the Internet. To participate, logon to the Company's website at www.chronimed.com.

If you are unable to join the live call, it will be archived on Chronimed's website. In addition, a recording of the conference call will be available for a 24-hour period beginning at 1 p.m. EDT. To access the replay during this period, call 800-633-8284 or 402-977-9140 and enter reservation number 21211997.

ABOUT CHRONIMED INC.

Chronimed Inc. is a specialty pharmacy that distributes prescription drugs and provides specialized therapy management services for people with certain conditions, including HIV/AIDS, organ transplants, and diseases treated with biotech injectable medications. Chronimed works with patients, physicians and other health care providers, pharmaceutical manufacturers, health plans and insurers, and government agencies to improve clinical and economic outcomes. Chronimed's web site address is www.chronimed.com.

Information contained in this press release and associated schedules, other than historical or current facts, should be considered forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements reflect management's current views of future

October 27, 2004
Page 4


events and financial performance that involve a number of risks and uncertainties. These factors include, but are not limited to, the following: our ability to maintain satisfactory on-going arrangements with biopharmaceutical manufacturers and wholesalers, and their ability to satisfy our volume, pricing, and product requirements; decrease in demand for drugs we handle; changes in Medicare or Medicaid reimbursement, rules and regulations; loss of relationships with, and/or significant reductions in reimbursements from, payors (including Aetna or other material contracts); negative cost containment trends or financial difficulties by our payors; changes in or unknown violations of various federal, state, and local regulations; costs and other effects of legal or administrative proceedings; the adoption of new or changes to existing accounting policies and practices and the application of such policies and practices; the amount and rate of growth in our selling, general and administrative expenses; the impairment of a significant amount of our goodwill; the effects of and changes in, trade, monetary and fiscal policies, laws and regulations; other activities of government agencies; increased competition; our ability to obtain competitive financing to fund operations and growth; continuing qualifications to list our securities on a national stock exchange; developments in medical research affecting the treatment or cure of conditions for which we distribute medications; the ability of management and accounting controls to assure accurate and timely recognition of revenue and earnings; computer system, software, or hardware failures or malfunctions; loss or retirement of key executives or changes in ownership; and adverse publicity, news coverage, and reporting by independent analysts. These and other risks and uncertainties are discussed in further detail in the cautionary statement filed as Exhibit 99.1 as part of Chronimed's annual report and Form 10-K filed with the Securities and Exchange Commission.

CONTACT:

Chronimed Inc.
Investor Relations
Brad Schumacher, (952) 979-3942
                                     (more)

October 27, 2004
Page 5




                                 CHRONIMED INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                              THREE MONTHS ENDED
                                                                   ------------------------------------------
                                                                   OCTOBER 1,                  SEPTEMBER 26,
                                                                     2004                          2003
-------------------------------------------------------------------------------------------------------------
Revenue                                                            $142,625                     $128,602
Yr to Yr Growth                                                        10.9%

Cost of revenue                                                     127,018                      113,427
-------------------------------------------------------------------------------------------------------------
        Gross profit                                                 15,607                       15,175
 % of Revenue                                                          10.9%                        11.8%

Operating expenses
    Selling and marketing                                             1,490                        1,322
    General and administrative                                       10,586                       10,703
    Merger related costs                                                896                          -
    Bad debt                                                          1,041                          934
-------------------------------------------------------------------------------------------------------------
        Total operating expenses                                     14,013                       12,959
 % of Revenue                                                           9.8%                        10.1%

Income from operations                                                1,594                        2,216
 % of Revenue                                                           1.1%                         1.7%

Interest income                                                          44                           51
Other income                                                            251                          -
-------------------------------------------------------------------------------------------------------------

Income before income taxes                                            1,889                        2,267
Income tax expense                                                     (737)                        (264)
-------------------------------------------------------------------------------------------------------------
Net income                                                         $  1,152                     $  2,003
=============================================================================================================
 % of Revenue                                                           0.8%                         1.6%


Basic net income per share                                         $   0.09                     $   0.16
Diluted net income per share                                       $   0.09                     $   0.15
=============================================================================================================

Basic weighted-average shares                                        12,823                       12,583
Diluted weighted-average shares                                      12,982                       13,096

October 27, 2004
Page 6




                                 CHRONIMED INC.
                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                     OCTOBER 1,
                                                                        2004               JULY 2,
                                                                    (UNAUDITED)             2004
----------------------------------------------------------------------------------------------------
ASSETS
Current assets
    Cash and cash equivalents                                        $  19,382           $  16,624
    Short-term investments                                               1,001               1,507
    Accounts receivable (net of allowances
       of $6,744 and $6,321, respectively)                              40,942              41,932
    Inventory                                                           11,244              10,348
    Prepaid expenses                                                     2,686               1,441
    Income taxes receivable                                                201                 220
    Deferred taxes                                                       2,388               2,913
----------------------------------------------------------------------------------------------------
        Total current assets                                            77,844              74,985

Property and equipment, net                                              4,742               4,942

Goodwill                                                                34,480              34,480
Other assets, net                                                          147                 147
----------------------------------------------------------------------------------------------------
    Total assets                                                     $ 117,213           $ 114,554
====================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Accounts payable                                                 $  14,695           $  12,486
    Accrued expenses                                                     4,297               3,865
    Accrued bonus                                                          251               1,654
    Income taxes payable                                                    -                   -
----------------------------------------------------------------------------------------------------
        Total current liabilities                                       19,243              18,005

Deferred taxes                                                           2,201               1,938

Shareholders' equity
    Preferred stock                                                         -                   -
    Common stock, issued and outstanding shares--
         12,824 and 12,823 respectively                                    128                 128
    Additional paid-in capital                                          58,338              58,332
    Retained earnings                                                   37,303              36,151
----------------------------------------------------------------------------------------------------
        Total shareholders' equity                                      95,769              94,611
----------------------------------------------------------------------------------------------------
        Total liabilities and shareholders' equity                   $ 117,213           $ 114,554
====================================================================================================

October 27, 2004
Page 7



                                 CHRONIMED INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                                       THREE MONTHS ENDED
                                                                             ----------------  -------------------
                                                                                 OCTOBER 1,         SEPTEMBER 26,
                                                                                    2004                 2003
------------------------------------------------------------------------------------------------------------------
Operating activities
        Net income                                                              $    1,152            $   2,003

    Adjustments to reconcile income to net cash provided by (used in) operating activities:
            Depreciation and amortization                                              584                  573
            Deferred income taxes                                                      788                   -
            Changes in operating assets and liabilities:
                Accounts receivable                                                    990               (4,672)
                Income taxes                                                            19                   73
                Inventory                                                             (896)                (760)
                Accounts payable                                                     2,209               (3,113)
                Accrued expenses                                                      (971)                (382)
                Other assets                                                        (1,245)                (579)
------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) operating activities                          2,630               (6,857)

Investing activities
    Purchases of property and equipment                                               (384)                (461)
    Proceeds from sale of short-term investments                                       506                   -
------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) investing activities                            122                 (461)

Financing activities
    Net proceeds from issuance of common stock                                           6                  437
------------------------------------------------------------------------------------------------------------------
        Net cash provided by financing activities                                        6                  437

Increase (Decrease)  in cash and cash equivalents                                    2,758               (6,881)
Cash and cash equivalents at beginning of year                                      16,624               22,854
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                      $   19,382            $  15,973
==================================================================================================================